SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35663; File No. 812-15720

Lord Abbett Credit Opportunities Fund, et al.

July 1, 2025.

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an exemption from rule 23c-3 under the Act.

Summary of Application: Applicants request an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end investment companies to make repurchase offers on a monthly basis in an amount no less than 2% of the common shares outstanding, but in no event for an amount less than 5% or more than 25% of such shares during any three-month period.

Applicants: Lord Abbett Credit Opportunities Fund, Lord Abbett Flexible Income Fund, Lord Abbett Municipal Opportunities Fund, Lord Abbett Corporate Opportunities Fund, Lord, Abbett & Co. LLC, Lord Abbett FIF Advisor LLC, and Lord Abbett Distributor LLC.

Filing Dates: The application was filed on March 12, 2025 and amended on May 14, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on July 28, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Randolph A. Stuzin, Vice President and Assistant Secretary, 30 Hudson Street, Jersey City, NJ 07302; and Brooke A. Fapohunda, Vice President, Assistant Secretary and Chief Legal Officer, 30 Hudson Street, Jersey City, NJ 07302.

FOR FURTHER INFORMATION CONTACT: Kyle R. Ahlgren, Branch Chief, or Kaitlin C. Bottock, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 14, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary